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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 03 2013
REGISTRATIONS BRANCH
19

13025570

SECURITI ... MMISSION

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SEC FILE NUMBER
8-18248

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Confidential Treatment Requested

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) to 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIMECAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station (City) New York (State) 11778 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James (631) 331-1400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TimeCapital Securities Corporation, as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 2014

Signature

Vice Pres.
Title

Subscribed and sworn to before me this
28 day of May 2013

Notary Public

This report* contains (check all applicable boxes)

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TIMECAPITAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

Form X-17a-5, Part III

Year ended March 31, 2013

PUBLIC

Per Rule 17a-5(e)(3)

AVZ

CERTIFIED PUBLIC ACCOUNTANTS

TIMECAPITAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

Form X-17a-5, Part III

Year ended March 31, 2013

PUBLIC

Per Rule 17a-5(e)(3)

TABLE OF CONTENTS

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
TimeCapital Securities Corporation
Port Jefferson Station, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of TimeCapital Securities Corporation (the "Company") as of March 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TimeCapital Securities Corporation as of March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 22, 2013

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
March 31, 2013

ASSETS

Cash and cash equivalents	$	317,429
Deposits with clearing broker		50,000
Receivables		16,403
Prepaid expenses		28,928
Intangible asset		726
Property, equipment and leasehold improvements		83,673
	$	497,159

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	121,778
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding		40,000
Additional paid in capital		397,487
Accumulated deficit		(62,106)
		375,381
	$	497,159

See notes to statement of financial condition.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2013

Note 1 - Nature of Business

TimeCapital Securities Corporation, (the Company) is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

Cash and Cash Equivalents

The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist solely of money market funds.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives which range from three to thirty nine years. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2013.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2013

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus or minus any deferred taxes arising from differences between amounts reported for financial reporting purposes and income tax purposes. Any deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are realized or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be settled. As changes in tax laws or rates are enacted, deferred assets and tax liabilities are adjusted through the provision for income taxes.

The Company has federal and state net operating loss carry-forwards of approximately $91,000 available to offset future taxable income through 2034.

The Company accounts for the effect of any uncertain tax positions based on a "more-likely-than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. In addition to its tax status, the Company has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Company is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through the date of the report, which is the date the statement of financial condition was available to be issued.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2013

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $50,000.

Note 4 - Property, Equipment, and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$	27,544
Furniture and fixtures		9,733
Leasehold improvements		93,633
		130,910
Less: accumulated depreciation and amortization		47,237
	$	83,673

Note 5 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$	1,123
Less: accumulated amortization		397
	$	726

Amortization expense for the year ended March 31, 2013 was approximately $75. Amortization expense is estimated to be $75 per year for the next five years.

Note 6 - Commitments and Contingencies

Operating Leases

The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2013 was approximately $35,000. The Company also entered into a lease agreement for office equipment, expiring in December 2014.

Future minimum commitments under the aforementioned lease agreement are as follows:

Years ending March 31, 2014	$	10,752
2015		8,064
	$	18,816

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2013

Note 6 - Commitments and Contingencies (continued)

Operating Leases (continued)

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2013, are not reasonably assured of being exercised.

Cash Concentration

The Company maintains cash in certain financial institutions that may exceed the FDIC insurance limit.

Legal Matter

The Company is involved in a legal matter arising in the ordinary course of its business. Management and corporate counsel are of the opinion that this matter will not have a material adverse effect on the Company's financial statements.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2013, the Company has net capital of $259,977 which is $159,977 in excess of its required minimum net capital of $100,000 (the greater of $100,000 or 6.67% of $121,778 aggregate indebtedness). At March 31, 2013, the Company's net capital ratio is .47 to 1.